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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                             AMERICAN STORES COMPANY

                                (Name of Issuer)

                         COMMON STOCK ($1.00 PAR VALUE)

                         (Title of Class of Securities)

                                   030096 10 1

                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                            New York, New York 10022
                                 (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
                               September 23, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ] .

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP No.         030096 10 1

         1        NAMES OF REPORTING PERSONS SS.
                  OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  LENNIE SAM SKAGGS
                  S.S. NO.: ###-##-####

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                                    (b) X

         3        SEC USE ONLY

         4        SOURCE OF FUNDS*
                  00 - NO FUNDS UTILIZED FOR ACQUISITION

         5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                  7        SOLE VOTING POWER
                           22,679,556

                  8        SHARED VOTING POWER
                           2,060,570

                  9        SOLE DISPOSITIVE POWER
                           22,679,556

                  10       SHARED DISPOSITIVE POWER
                           2,060,570

         11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,740,126

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  17.0%

         14       TYPE OF REPORTING PERSON*
                  IN

         *SEE     INSTRUCTIONS BEFORE FILLING OUT!


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                                  SCHEDULE 13D

CUSIP No.         030096 10 1

         1        NAMES OF REPORTING PERSONS
                  SS. OR I.R.S. IDENTIFICATION NOS.
                  OF ABOVE PERSONS
                  ALINE W. SKAGGS
                  S.S. NO.:  ###-##-####

         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                                        (b) X

         3        SEC USE ONLY

         4        SOURCE OF FUNDS*
                  00 - NO FUNDS UTILIZED FOR ACQUISITION

         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2 (d) or 2 (E)

         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.

NUMBER OF SHARES BENEFICIALLY OWNED
   BY EACH REPORTING PERSON WITH

                  7        SOLE VOTING POWER
                           185,452

                  8        SHARED VOTING POWER
                           2,060,570

                  9        SOLE DISPOSITIVE POWER
                           185,452

                  10       SHARED DISPOSITIVE POWER
                           2,060,570

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,246,022

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.5%

         14       TYPE OF REPORTING PERSON*
                  IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!


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               This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed by Lennie Sam Skaggs and Aline W. Skaggs, husband and wife, and the ALSAM Trust, formerly called the Lennie Sam and Aline Wilmot Skaggs Family Trust (the "Trust"), as previously amended. The filing of this Schedule 13D shall not be construed as an admission that Lennie Sam Skaggs or Aline W. Skaggs (together, the "Reporting Persons") are, for the purposes of section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities covered by this Schedule 13D.

               Item 5 of the Schedule 13D, "Interest in Securities of the Issuer," is hereby restated in its entirety as set forth below:

                             Item 5.  Interest in Securities of the Issuer:

                             (a) As of August 31, 1996, the Company had
               outstanding 145,660,114 shares of Common Stock, $1.00 par value per share, as reported in the Company's Form 10-Q for the quarter ended August 3, 1996. On the date of this Amendment No. 5, Mr. Skaggs may be deemed to be the beneficial owner of 22,679,556 shares of Common Stock held of record by the Trust, and Mrs. Skaggs may be deemed to be the beneficial owner of 185,452 shares of Common stock held of record by the Trust. Such shares constitute approximately 15.7% of the total outstanding shares of the Company's Common Stock.

                             Mr. and Mrs. Skaggs may also be deemed for purposes
               of this filing to be the beneficial owners of 2,046,930 shares of Common Stock owned by the ALSAM Foundation, a charitable foundation (the "ALSAM Foundation"); and 13,640 shares of Common Stock owned by the Skaggs Family Foundation for Roman Catholic and Community Charities, a charitable foundation (the "Skaggs Family Foundation"). Such shares represent approximately 1.4% of the Company's outstanding shares. Mr. and Mrs. Skaggs are members of the managing committee and the board of directors, respectively, of such charitable foundations and, in these fiduciary capacities, share voting and dispositive power with respect to the shares of Common Stock owned by the foundations. Mr. and Mrs. Skaggs do not have any pecuniary interest in the shares owned by either of these foundations and each disclaims beneficial ownership of such shares.

                             (b) The Trust holds of record 22,865,008 shares of
               Common Stock. Pursuant to the Trust Agreement as amended to date, during their respective lifetimes, Mr. Skaggs has sole voting and dispositive power over the shares he beneficially owns (currently 22,679,556 shares), and Mrs. Skaggs has sole voting and dispositive power over the shares she beneficially owns (currently 185,452 shares). For purposes of this filing, Mr. and Mrs. Skaggs may be deemed to have shared voting and dispositive power with respect to the 2,046,930 shares owned by the ALSAM Foundation and the 13,640 shares owned by the Skaggs Family Foundation.

                             (c) On August 30, 1996, the Skaggs Institute for
               Research (the "Skaggs Institute"), a charitable foundation of which Mr. and Mrs Skaggs are members of the board of trustees, sold 55,000 shares of Common Stock. On September 3, 1996, the Trust transferred 300,000 shares


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               of Common Stock to the Skaggs Family Foundation; those shares were sold between September 6, 1996 and September 13, 1996. On September 3, 1996, the Trust transferred 300,000 shares of Common Stock to the Skaggs Institute; those shares were sold between September 10, 1996 and September 16, 1996. On September 5, 1996, the Trust transferred an aggregate of 650,000 shares of Common Stock to three charitable remainder trusts; none of the Reporting Persons has any sole or shared voting or dispositive power with respect to such shares. In addition, the Skaggs Family Foundation sold 313,600 shares of Common Stock between September 20, 1996 and September 23, 1996; and the Skaggs Institute sold 110,000 shares of Common Stock between September 23, 1996 and September 24, 1996.


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                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               DATED:  September 25, 1996.


                                        /s/ Lennie Sam Skaggs
                                        -------------------------------
                                        LENNIE SAM SKAGGS, individually




                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               DATED:  September 25, 1996.

                                        /s/ Aline W. Skaggs
                                        ------------------------------
                                        ALINE W. SKAGGS, individually


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